Exhibit 4.64

Rights and Obligations Assumption Letter

This entity, Weifang Boshixin Education Consulting Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Weifang City at the Comprehensive Free Trade Zone branch office of the Administration for Market Regulation on March 18, 2020. Shandong Boshiyou Education Consulting Limited, which is the subsidiary of the Investor, holds 75% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Weifang Boshixin Education Consulting Co., Ltd.

(Seal) Weifang Boshixin Education Consulting Co., Ltd. Affixed

By:	/s/ Wanpeng Mi
Name:	Wanpeng Mi
Title:	Legal Representative
Date:	March 29, 2020